Exhibit 21.1

List of Subsidiaries of Strong Global Entertainment, Inc.

The following is a list of subsidiaries of Strong Global Entertainment, Inc as of the date hereof.

Subsidiary	Jurisdiction

Strong/MDI Screen Systems, Inc.	British Columbia

Strong Technical Services, Inc.	Nebraska

Safehaven 2022, Inc.	Delaware

Unbounded Media Corporation	Delaware

Unbounded Services LLC	Delaware